

Wynn Sanders · 3rd

Rocket Scientist / Inceptioneer

Greater Los Angeles Area · 272 connections · **Contact info**

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Lost Spirits Distillery

Massachusetts Institute of Technology

Experience

Chief Operating Officer, Partner
Lost Spirits Distillery

Sep 2016 – Present · 3 yrs 6 mos

Greater Los Angeles Area

Founder
Cambridge Street Ventures, LLC

May 2014 – Present · 5 yrs 10 mos

Greater Los Angeles Area

Cambridge Street Ventures is a business incubator that supports people and small companies with passion and expertise to transform their visions into reality by creating viable businesses from seed ideas and growing existing enterprises into their grander vision.

 **Cambridge Street Ventures Logo**

 **Cambridge Street Ventures Overview**

United States Air Force
4 yrs 1 mo



Special Projects, Global Positioning Systems Directorate

Jun 2013 – Sep 2014 · 1 yr 4 mos

Led 5-member team directly supporting 3-Star Commander of Space and Missile Systems Center, a $10B/year and 6000 person system product center

Conducted technical and legal review of $1B Spacelift Range Modernization prograr ...**see more**

Chief, GPS OCX Business Operations

Jun 2012 – Jun 2013 · 1 yr 1 mo

Directed business and acquisition operations team (COO-type role) for $2.1B GPS Next Generation Control Segment (OCX) Command and Control program.

Managed $350M annual budget to ensure expenditures and obligations tracked for ...**see more**

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Chief, Materials and Nanotechnology
Air Force Office of Scientific Research (AFOSR)

Jul 2007 – Sep 2010 · 3 yrs 3 mos

Discovered, developed, and managed top international scientific expertise in materials, manufacturing technology, and nanotechnology.

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Owner and Chief Technology Officer
Enlightened Ecosystems, Inc.
Jan 2006 – Jan 2009 · 3 yrs 1 mo

Enlightened Ecosystems developed ultra low cost water purification systems for arsenic-contaminated groundwater in Bangladesh.

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Education



Massachusetts Institute of Technology
Doctor of Science (ScD), Materials Engineering
1997 – 2002
Activities and Societies: MIT $50K Entrepreneurship Competition, MIT Ballroom Dance Team, Archaeology of Ancient Materials

Media (1)



List of Publications



Drexel University
Bachelor of Science (BS), Materials Engineering
1992 – 1997



Drexel University
Bachelor of Science (BS), Mechanical Engineering
1992 – 1997

Skills & Endorsements

Aerospace · 11

Omar Salah and **10 connections** have given endorsements for this skill

Entrepreneurship · 10

 Endorsed by **Michele Lanfrank, who is highly skilled at this**

 Endorsed by **2 of Wynn's colleagues at United States Air Force**

Systems Engineering · 10

Omar Salah and **9 connections** have given endorsements for this skill

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Interests



Massachusetts Institute of Techn...
765,392 followers



CardXchange Los Angeles -- Prof...
598 members

 **The Ivy Plus Society (Los Angeles)**
849 members

 **Drexel University**
149,610 followers

 **United States Air Force**
466,405 followers

 **Community College of the Air For...**
354,993 followers

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